SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 27, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains the quarterly report for the third financial quarter ended June 30, 2007 of Qimonda AG dated July 27, 2007.

QIMONDA AG AND SUBSIDIARIES

QUARTERLY REPORT
FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2007

i

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OVERVIEW OF FINANCIAL RESULTS

Three And Nine Months Ended June 30, 2007 Compared To Three And Nine Months Ended June 30, 2006

  Net Sales

The following table presents data on our net sales for the periods indicated.

	For the three months			For the nine months
	ended June 30,			ended June 30,
	2006	2007		2006	2007
	(in millions, except			(in millions, except percentages)
	percentages)

Net sales	€977	€740		€2,583	€2,897
Effect of foreign exchange over prior period		(€55)			(€238)
% of net sales		(7%	)		(8%	)

Our net sales in the nine months ended June 30, 2007 increased by €314 million, or 12%, from €2,583 million in the nine months ended June 30, 2006 to €2,897 million in the nine months ended June 30, 2007. Primarily responsible for this increase were:

•	substantially higher bit shipments.

Offsetting these increases in part were

•	decreases in our average selling prices for DRAM products, and

•	decreases related to exchange rate effects.

Increase in bit shipments.  Our bit shipments increased by 49% during the nine months ended June 30, 2007 compared to the nine months ended June 30, 2006 due to increasing manufacturing output and improved demand in all geographical regions. Demand for our products was especially high in the PC market, as PC makers increased the amount of DRAM per system (or “bits per box”), and we believe we gained market share in non-PC applications, in particular in the markets for DRAM products for infrastructure, graphics and mobile applications. During the nine months ended June 30, 2007, close to 63% of our capacities were converted to the 90nm and below technology nodes, compared to approximately 17% for the nine months ended June 30, 2006. With the ramp-down of our flash business, we have shifted additional capacities to DRAM.

Price decreases.  The nine month period ended June 30, 2007 was characterized by strong price declines for DRAM products. After remaining stable until the end of December 2006, prices declined significantly thereafter. We believe that a part of this price decline, especially towards the end of March 2007, was driven by seasonal demand weakness, the effects of an earlier build-up of inventories at original equipment manufacturers (OEMs) ahead of the introduction of the new Windows Vista computer operating system and capacity conversions from NAND to DRAM by some competitors, following severe price erosion in the NAND Flash area. During the three months ended June 30, 2007 the price decline continued and was amplified by strong DRAM output growth across the industry driven, we believe, mostly by capacity increases and technology conversions to more efficient technologies.

During the nine months ended June 30, 2006, by contrast, average selling prices (for DDR2 memories in particular) first declined very substantially until the end of December 2005, due, we believe, to a mismatch caused by high worldwide production of DDR2 memories for which OEMs had not yet produced enough logic chipsets. DDR2 prices then started to rebound in the following six months to June 30, 2006 as the corresponding chipsets became more available.

Overall the average selling prices of our DRAM products were 17% lower in the nine months ended June 30, 2007 as compared to the nine months ended June 30, 2006, while our average selling prices declined by 48% during the three months ended June 30, 2007 compared to the three months ended June 30, 2006.

We continue to expect that prices for standard DRAM products will decline over time in line with the long-term trend across the industry as a whole. Such declines can sometimes be severe, as we experienced in the last six months. We intend to mitigate the impact of declining prices by reducing our costs per unit and continuing to diversify our product mix.

In the three months ended June 30, 2007, our share of bit shipments to non-PC applications was 49% due to seasonality in the consumer and infrastructure markets and stronger than expected bit growth in the PC market. However for the nine months ended June 30, 2007, our share of bit-shipments to non-PC applications was 52%.

Exchange rate effects.  The U.S. dollar weakened against the euro in the first nine months of financial year 2007, with the average exchange rate for the period 8% lower than it was for the corresponding period of our 2006 financial year. This unfavorable U.S. dollar to euro exchange rate negatively affected our revenues during the nine months ended June 30, 2007. We have calculated the effects of this translation risk as follows: we would have achieved €238 million more in net sales in the nine months ended June 30, 2007, had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the nine months ended June 30, 2007 as they were in the nine months ended June 30, 2006.

  Net Sales by Region

The following table sets forth our sales by region for the periods indicated.

Net sales by region

	For the three months ended June 30,				For the nine months ended June 30,
	2006		2007		2006		2007
	(in millions, except percentages)				(in millions, except percentages)

Germany	€74	8%	€52	7%	€223	9%	€212	7%
Rest of Europe	142	14%	65	9%	331	13%	331	11%
North America	406	42%	244	33%	1,078	42%	1,093	38%
Asia/Pacific	312	32%	229	31%	837	32%	898	31%
Japan	43	4%	150	20%	114	4%	363	13%
Total	€977	100%	740	100%	€2,583	100%	2,897	100%

The increased sales in Japan during the nine months ended June 30, 2007, resulted from a strong growth in demand for our specialty products, in particular for graphics and consumer applications as well as additional demand for standard DRAM, during the nine months ended June 30, 2007. The decrease in sales in North America for the three months ended June 30, 2007, as compared to the previous period, was primarily caused by OEM customers shifting their production to Asia. For practical purposes, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period.

  Cost of Goods Sold and Gross Margin

The following table sets forth our cost of goods sold and related data for the periods indicated.

	For the three months			For the nine months
	ended June 30,			ended June 30,
	2006	2007		2006	2007
	(in millions, except			(in millions, except percentages)
	percentages)

Cost of goods sold	(€762)	(€964)		(€2,158)	(€2,572)
% of net sales	78%	130%		84%	89%
Gross margin (loss)	22%	(30%	)	16%	11%

Cost of goods sold increased by €414 million, or 19%, from €2,158 million in the nine months ended June 30, 2006 to €2,572 million in the nine months ended June 30, 2007. As a percentage of net sales, cost of goods sold increased from 84% to 89% over the same period. The absolute increase in our cost of goods sold was due primarily to:

•	substantially higher bit shipments;

•	increased purchases from foundries; and

•	effects from inventory revaluation and reserves.

Offsetting these increases in part were:

•	improvements in our productivity; and

•	exchange rate effects.

Higher bit shipments.  The 49% increase in bit shipments in the nine months ended June 30, 2007 compared to the nine months ended June 30, 2006 was due primarily to the substantial increase in demand described above, which we met through further ramp-up of production volumes at our Richmond 300mm facility and higher purchases from foundries and joint ventures.

Increased purchases from foundries.  We report as cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies such as Inotera. Our purchases from these affiliated entities amounted to €403 million in the nine months ended June 30, 2007 as compared to €330 million in the nine months ended June 30, 2006. In addition, we purchased €571 million of inventory from our foundry partners Winbond, SMIC and Infineon in the nine months ended June 30, 2007 compared to €557 million in the nine months ended June 30, 2006. In the nine months ended June 30, 2007, we sourced 58% of our chips from these partners as compared to 57% during the nine months ended June 30, 2006.

Inventory revaluation and reserves.  We value our inventory on a quarterly basis at the lower of cost or market value. If the market price declines below the full production cost of a particular product, then all inventories of that product are written down to its market price. For some of our products, the significant price decline in the three months ended June 30, 2007 resulted in the write-down of inventory to market value in an amount of €66 million in accordance with our policy. Due to the volatility of the DRAM market, write-downs of this nature may occur in periods of sharp price decline.

Improved productivity.  Similar to our 2006 financial year, we achieved productivity improvements through the increased conversion of capacities to 90nm, 80nm and 75nm process technologies and the increasing share of our chips produced on 300mm wafers. The ramp-up of 300mm capacities at our Richmond facility, our joint venture Inotera and our foundry partners SMIC and Winbond contributed to the increased share of production on 300mm wafers. Measured in wafer starts, 73% of our total production (including capacity sourced from our strategic and foundry partners) was on 300mm wafers in the nine months ended June 30, 2007 as compared to 67% of our production in the nine months ended June 30, 2006. We believe that productivity improvements, together with a larger sales volume over which our fixed costs are spread, permitted us to achieve a percentage increase in costs that was below the percentage increase in bit shipments.

Exchange rate effects.  The relative decrease of the exchange rate of the U.S. dollar against the euro in the nine months ended June 30, 2007, as compared to the equivalent period one year earlier, decreased the euro value of our costs that are denominated in U.S. dollars by approximately €139 million. This means that we would have incurred approximately €139 million more in costs of goods sold in our nine months ended June 30, 2007, had the average exchange rates we used to translate our non-euro expenses into euros been the same in the nine months ended June 30, 2007 as they were in the nine months ended June 30, 2006. However, considered together with the decrease in our net sales due to negative foreign exchange effects of €99 million, net, foreign currency movements overall had a negative net effect on our gross margin during the nine months ended June 30, 2007.

Our gross margin decreased to 11% during the nine months ended June 30, 2007, from 16% in the nine months ended June 30, 2006, primarily due to lower average selling prices and inventory write downs due to lower selling prices which could not be compensated by lower production cost per unit resulting from increased manufacturing productivity and lower transfer prices from foundry partners.

While average selling prices, especially for standard DRAM products, generally decline over time, they can display significant volatility from period to period. Our gross margin suffers in periods in which prices decline faster than we can reduce our unit costs and is stronger during periods when prices decrease more slowly or increase. Due to the significant decline in average selling prices in the three months ended June 2007, our gross margin decreased from 20% for the three months ended March 31, 2007 to a negative margin of 30% for the three months ended June 30, 2007.

  Research and Development (R&D) Expenses

The following table sets forth our R&D expenses for the periods indicated.

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions, except		(in millions, except
	percentages)		percentages)

Research and development expenses	(€110)	(€98)	(€325)	(€291)
% of net sales	11%	13%	13%	10%

In the nine months ended June 30, 2007, research and development expenses decreased by 10% to €291 million, from €325 million in the nine months ended June 30, 2006, due to the completion of R&D work on our 80nm and 75nm technology platforms. However, we do expect our R&D expenses to increase in the current and future quarters as we continue to invest in product design for our broadening product portfolio and in advanced technologies that support new and next generation of our products.

  Selling, General and Administrative (SG&A) Expenses

The following table sets forth information on our selling, general and administrative expenses for the periods indicated.

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions, except		(in millions, except
	percentages)		percentages)

Selling, general and administrative expenses	(€48)	(€48)	(€161)	(€140)
% of net sales	5%	6%	6%	5%

During the nine months ended June 30, 2007, selling, general and administrative expenses decreased by 13% as compared to the same period in the prior year. The primary reason for the decline was that during the nine months ended June 30, 2007 the combined costs under our post carve-out service agreements with Infineon and to build out our corporate functions were less than these costs and the costs Infineon allocated to us until our carve-out for the nine months ended June 30, 2006. We also incurred lower costs in the nine months ended June 30, 2007 than we did for the same period one year earlier for special projects, such as our carve-out and IPO.

  Other Operating (Expense) Income, Net

The following table sets forth information on our other operating (expense) income, net for the periods indicated.

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions, except		(in millions, except
	percentages)		percentages)

Other operating income (expense), net	€1	€4	(€13)	€7
% of net sales	0%	1%	1%	0%

Other operating (expense) income, net contains various items related to our operations, and may fluctuate from period to period due to the more or less infrequent nature of these items, which include subsidies, grants, insurance proceeds and accruals for legal matters. Other operating expenses, net for the nine months ended June 30, 2006 related principally to charges from our settlement of an antitrust investigation by the U.S. Department of Justice and related actions as well as a related ongoing investigation in Europe. Other operating income, net in the nine months ended June 30, 2007 related primarily to subsidies and proceeds from insurance claims.

  Equity in Earnings of Associated Companies

The following table sets forth information on our equity in earnings of associated companies for the periods indicated.

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions, except		(in millions, except
	percentages)		percentages)

Equity in earnings of associated companies	€11	€38	€38	€103
% of net sales	1%	5%	1%	4%

The equity in earnings of associated companies with financial year ends that differ by not more than three months from the Company’s financial year are recorded on a three month lag. This applies in particular to our joint venture Inotera Memories, which has a December 31 financial year end. In both periods, Inotera contributed most of our equity in earnings from associated companies, which increased in the three and nine months ended June 30, 2007, primarily due to the increased volume production by Inotera and the on average higher selling prices during the respective three and nine month Inotera periods ended March 31, 2007 compared to Inotera’s three and nine months periods ended March 31, 2006. Our equity in this venture’s earnings has been sensitive to fluctuations in the price of DRAM and we reflect changes in our equity in Inotera’s earnings by adjusting the portion of carrying value of our unsold inventory that we purchased from Inotera that represents our inter-company profit.

  Gain on associated company share issuance

The following table sets forth information on our gain on associated company share issuance for the periods indicated.

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions, except		(in millions, except
	percentages)		percentages)

Gain on associated company share issuance	€30	€0	€30	€0
% of net sales	3%	0%	1%	0%

On March 17, 2006 Inotera successfully completed an initial public offering (“IPO”) on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted from 45.9% to 41.4% while its proportional share of Inotera’s equity increased by approximately €30 million, which gain the Company recognized as part of non-operating income during the nine months ended June 30, 2006.

  Other Non-Operating Income, Net

The following table sets forth information on other non-operating income for the periods indicated.

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions, except		(in millions, except
	percentages)		percentages)

Other non-operating income, net	€3	€6	€9	€12
% of net sales	0%	1%	0%	0%

Other non-operating income, net consists of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities. In the nine months ended June 30, 2007, other non-operating income related principally to the valuation of derivatives, dividend income and a gain of €2 million on the sale of our investment in Ramtron, whereas in the nine months ended June 30, 2006, other non-operating income related principally to foreign currency transaction gains.

  Earnings (Loss) Before Interest and Taxes (“EBIT”)

EBIT is a non-GAAP financial measure which is determined from our combined and consolidated statements of operations as follows:

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions, except		(in millions, except
	percentages)		percentages)

Net income (loss)	€54	(€218)	(€82)	16
Add: interest expense (income)	€6	(€1)	€22	(€4)
Add: income tax expense (benefit)	€40	(€104)	€58	—
EBIT	€100	(€323)	(€2)	€12

  Interest (Expense) Income, Net

The following table sets forth information on our net interest (expense) income, net for the periods indicated.

	For the three months			For the nine months
	ended June 30,			ended June 30,
	2006		2007	2006		2007
	(in millions, except			(in millions, except percentages)
	percentages)

Interest (expense) income, net	(€6)		€1	(€22)		€4
% of net sales	(1%	)	0%	(1%	)	0%

Interest expense mainly relates to interest on short-term debt due to Infineon, while we earn interest income on cash and cash equivalents and marketable securities. Our interest expense decreased during the three and nine months periods ended June 30, 2007, due to our lower average borrowings from Infineon, as we repaid €48 million of outstanding debt to Infineon during the three months ended June 30, 2007 and a total of €344 million of outstanding debt to Infineon during the nine months ended June 30, 2007. We no longer have any outstanding debt to Infineon.

  Income Taxes

The following table sets forth information on our income taxes for the periods indicated.

	For the three months			For the nine months
	ended June 30,			ended June 30,
	2006	2007		2006		2007
	(in millions, except			(in millions, except percentages)
	percentages)

Income tax (expense) benefit	(€40)	€104		(€58)		€0
% of net sales	4%	(14%	)	2%		0%
Effective tax rate	43%	32%		(242%	)	0%

In the three and nine months ended June 30, 2007, our effective tax rate was lower than the combined German statutory tax rate of 39%. This resulted from income in jurisdictions with lower than average corporate tax rates, tax credits, and valuation allowances. In the three and nine months ended June 30, 2006, the effective tax rate did not fully reflect the income and loss, respectively, for the period due to deferred tax benefits that could not be recognized, because for certain jurisdictions losses prior to our carve out could not be used to offset taxable income after the carve-out.

In July 2007 the German legislature passed the Corporate Tax Reform Act 2008. This bill introduces several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate in Germany from approximately 39% to 30%. If the bill is enacted into law, most of the changes would come into effect for our 2008 financial year. Upon enactment, which could be during the three months ending September 30, 2007, we would record the reduction in value of our deferred tax assets in Germany at that date as tax expense.

In China, as a result of enacted tax reform legislation, a new uniform income tax regime will become effective from January 1, 2008. We incorporated these changes in our effective and deferred tax rate which did not have a material impact for the three and nine months ended June 30, 2007.

  Net Income (Loss)

Our net result increased from a net loss of €82 million in the nine months ended June 30, 2006 to net income of €16 million in the nine months ended June 30, 2007.

Financial Condition

The following table sets forth selected items from our consolidated balance sheets for the periods indicated.

	As of	As of
	September 30	June 30
	2006	2007	Change(1)
	(in millions, except
	percentages)

Current assets	€2,807	€2,185	(22%	)
Non-Current assets	€3,054	€3,179	4%
Total assets	€5,861	€5,364	(8%	)
Current liabilities	€1,479	€1,106	(25%	)
Non-current liabilities	€511	€450	(12%	)
Total liabilities	€1,990	€1,556	(22%	)
Shareholders’ equity	€3,871	€3,808	(2%	)

(1)	Percentage changes from September 30, 2006 to June 30, 2007.

As of June 30, 2007, our current assets decreased significantly as compared to September 30, 2006 primarily due to lower trade accounts receivables, which resulted from lower revenues and faster collections in June 2007 compared to September 2006. Although bit production growth exceeded bit shipments during the nine months ended June 30, 2007, the reduction in our manufacturing cost and the write-down of inventory based on the market price decline in the three months ended June 30, 2007 caused a slight decrease in inventory compared to September 30, 2006. These effects were partially offset by investments made in marketable securities pending use in capital expenditures and an increase of other current assets mainly due to an increase of income tax refunds and the fair value of derivatives. Non-current assets increased slightly because increases from the combined effect of capital expenditures for our capacity expansion and equity in earnings of Inotera exceeded depreciation recorded during the nine months ended June 30, 2007.

As of June 30, 2007, current liabilities decreased substantially compared to September 30, 2006 primarily as a result of the full repayment of €344 million on our short-term loan due to Infineon and reduced current tax liabilities as a result of lower taxable income during the nine months ended June 30, 2007. In addition, trade accounts payable declined mainly due to reduced transfer prices from our foundries as result of the sharp decline of average selling prices in the DRAM market especially in the three months ended June 30, 2007 compared to the three months ended September 30, 2006. As of June 30, 2007, non-current liabilities decreased compared to September 30, 2006 mainly due to the reclassification of portions of long-term debt and other non-current liabilities approaching their current maturity to current liabilities.

As of June 30, 2007, our shareholders’ equity decreased to €3,808 million, mainly due to foreign currency translation losses affecting equity of €90 million during the nine months ended June 30, 2007, which were only partially offset by our net income of €16 million.

Liquidity

  Cash Flows

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions)

Net cash provided by operating activities	€66	€45	€61	€769
Net cash used in investing activities	(€257)	(€238)	(€725)	(€724)
Net cash provided by (used in) financing activities	(€14)	(€48)	€466	(€343)
Effect of foreign exchange rate changes on
cash and cash equivalents	€5	(€2)	€4	(€5)
Cash and cash equivalents at end of period	€438	€629	€438	€629

Our operating cash flow improved substantially from an inflow of €61 million in the nine months ended June 30, 2006 to an inflow of €769 million in the nine months ended June 30, 2007. This was caused in part by our return to profitability after the nine months ended June 30, 2006. We earned net income of €16 million in the nine months ended June 30, 2007. However, our net loss in the three months ended June 30, 2007 negatively impacted our operating cash flow compared to the three months ended March 31, 2007. Depreciation and amortization decreased by €28 million mainly as a result of lower capital expenditures in former periods and certain equipment reaching the end of its depreciable life prior to the beginning of the 2007 financial year. Our operating cash flow during the three and nine months ended June 30, 2007 benefited substantially from the faster collection of trade accounts receivable.

Cash used in investing activities reflect the capital expenditures we made as we continued to invest in Property, Plant & Equipment during all periods. Our cash used in investing activities was stable in the nine months ended June 30, 2007 as purchases of marketable securities offset a temporary decrease in our investment in property, plant and equipment.

Cash used in financing activities during the nine months ended June 30, 2007 refers principally to the repayment of €344 million of short-term debt to Infineon. During the nine months ended June 30, 2006, financing was principally provided by investments by and advances from Infineon.

  Free Cash Flow

Free cash flow is a non-GAAP financial measure which is determined as follows from our combined and consolidated statements of cash flows:

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions)

Net cash provided by operating activities	€66	€45	€61	€769
Net cash used in investing activities	(€257)	(€238)	(€725)	(€724)
Purchases of marketable securities, net	€168	€1	€168	€131
Free Cash Flow	(€23)	(€192)	(€496)	€176

Our free cash flow in the three months ended June 30, 2007, was negative as result of the significant decline of our net sales due to the sharp decline of average selling prices in this period. Nevertheless in the nine months ended June 30, 2007 our free cash flow remained positive mainly due to our profitable operations in the first six months and capital expenditures that were lower than cash provided from operating activities.

  Capital Expenditures

	For the three months		For the nine months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions)

Purchases of property, plant and equipment	€89	€236	€571	€601

Our capital expenditures for the nine months ended June 30, 2007, consisted primarily of equipment upgrades at our 300mm facility in Dresden and capacity expansion at our 300mm fab in Richmond, Virginia.

In March 2007, we announced plans to expand capacity at our back-end manufacturing facility in Suzhou, China for which we expect capital expenditures of €250 million over the next three years. We also plan to invest up to €150 million over the next five years to build a new DRAM module manufacturing facility in Johor, Malaysia. In April 2007, we also announced plans to construct a new front-end manufacturing facility in Singapore, for which we plan to invest approximately €2 billion over the next five years.

For the 2007 financial year, we expect capital expenditures to be around €900 million. In a further response to the recent market weakness we have reduced our planned capital expenditures for the 2008 financial year to a range between €650 million to €750 million.

Outlook for the Fourth Quarter and 2007 Financial Year

In the fourth quarter of the 2007 financial year, we expect our bit production to grow by 15 to 20 percent, mainly based on increased in-house and partner capacities and continued productivity improvements from the ongoing conversion to 80nm and 75nm technologies. We target a share of bit-shipments to non-PC applications around 50 percent for the fourth quarter, and expect the trend of strong demand for PC-related products to continue.

For the full 2007 financial year, we expect bit demand for DRAM to be driven by the continued strong growth in graphics, consumer and communication applications, by price demand elasticity and the move to higher density modules in the PC market. For the 2007 financial year, we continue to estimate an increase in bit production of between 60 and 70 percent. We expect our share of bit-shipments to non-PC applications to be more than 50 percent for the full financial year.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2006 and 2007
(in millions, except for share data)

		June 30,	June 30,	June 30,
	Notes	2006	2007	2007

		(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties		972	740	1,000
Related parties	13	5	—	—

Total net sales	17	977	740	1,000

Cost of goods sold		(762)	(964)	(1,303)

Gross profit (loss)		215	(224)	(303)

Research and development expenses		(110)	(98)	(132)
Selling, general and administrative expenses		(48)	(48)	(65)
Other operating income, net		1	4	5

Operating income (loss)		58	(366)	(495)

Interest (expense) income, net	13	(6)	1	1
Equity in earnings of associated companies		11	38	51
Gain on associated company share issuance		30	—	—
Other non-operating income, net		3	6	8
Minority interests		(2)	(1)	(1)

Income (loss) before income taxes		94	(322)	(436)

Income tax (expense) benefit	3	(40)	104	141

Net income (loss)		54	(218)	(295)

Basic and diluted earnings (loss) per share	4	0.18	(0.64)	(0.86)

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2006 and 2007
(in millions, except for share data)

		June 30,	June 30,	June 30,
	Notes	2006	2007	2007

		(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties		2,561	2,897	3,917
Related parties	13	22	—	—

Total net sales	17	2,583	2,897	3,917

Cost of goods sold		(2,158)	(2,572)	(3,477)

Gross profit		425	325	440

Research and development expenses		(325)	(291)	(393)
Selling, general and administrative expenses		(161)	(140)	(189)
Other operating (expenses) income, net		(13)	7	9

Operating loss		(74)	(99)	(133)

Interest (expense) income, net	13	(22)	4	5
Equity in earnings of associated companies		38	103	139
Gain on associated company share issuance		30	—	—
Other non-operating income, net		9	12	16
Minority interests		(5)	(4)	(5)

Income (loss) before income taxes		(24)	16	22

Income tax expense	3	(58)	—	—

Net (loss) income		(82)	16	22

Basic and diluted (loss) earnings per share	4	(0.27)	0.05	0.06

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
As of September 30, 2006 and June 30, 2007

		September 30,	June 30,	June 30,
	Notes	2006	2007	2007

		(€ millions)	(€ millions)	($ millions)

Assets:
Current assets:
Cash and cash equivalents		932	629	850
Marketable securities		138	263	356
Trade accounts receivable, net	5	803	364	492
Inventories	6	622	600	811
Deferred income taxes	3	47	27	37
Other current assets		265	302	407

Total current assets		2,807	2,185	2,953

Property, plant and equipment		2,080	2,129	2,878
Long-term investments	7	636	681	921
Deferred income taxes	3	160	200	270
Other assets		178	169	228

Total assets		5,861	5,364	7,250

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	9, 13	344	21	28
Trade accounts payable	8	712	679	918
Accrued liabilities		160	146	197
Deferred income taxes	3	18	18	24
Other current liabilities		245	242	327

Total current liabilities		1,479	1,106	1,494

Long-term debt	9	151	128	173
Deferred income taxes	3	36	34	46
Other liabilities		324	288	389

Total liabilities		1,990	1,556	2,102

Shareholders’ equity:
Ordinary share capital		684	684	925
Additional paid-in capital		3,097	3,113	4,209
Retained earnings		224	240	324
Accumulated other comprehensive loss	11	(134)	(229)	(310)

Total shareholders’ equity		3,871	3,808	5,148

Total liabilities and shareholders’ equity		5,861	5,364	7,250

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Business/Shareholders’ Equity (Unaudited)
For the nine months ended June 30, 2006 and 2007
(euro in millions, except for share data)

						Investments	Foreign	Additional
		Issued		Additional		by and	currency	minimum	Unrealized
		Ordinary shares		paid-in	Retained	advances from	translation	pension	gain/(loss)
	Notes	Shares	Amount	Capital	earnings	Infineon	adjustment	liability	on securities	Total

		(millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)

Balance as of October 1, 2005		—	—	—	—	3,034	(66)	(1)	—	2,967

Transfer of development center to Infineon	12	—	—	—	—	(10)	—	—	—	(10)
Net investments by and advances from Infineon prior to May 1, 2006		—	—	—	—	493	—	—	—	493
Net loss prior to May 1, 2006		—	—	—	—	(150)	—	—	—	(150)
Contribution to capital and issuance of shares on initial Formation as of May 1, 2006		300	600	2,772	—	(3,372)	—	—	—	—
Stock-based compensation	10	—	—	1	—	5	—	—	—	6
Net income since May 1, 2006		—	—	—	68	—	—	—	—	68
Other comprehensive (loss) income	11	—	—	—	—	—	(29)	(6)	2	(33)

Balance as of June 30, 2006		300	600	2,773	68	—	(95)	(7)	2	3,341

Balance as of October 1, 2006		342	684	3,097	224	—	(132)	(2)	—	3,871

Contribution by Infineon	1	—	—	12	—	—	—	—	—	12
Net income		—	—	—	16	—	—	—	—	16
Stock-based compensation	10	—	—	4	—	—	—	—	—	4
Other comprehensive loss	11	—	—	—	—	—	(90)	—	(5)	(95)

Balance as of June 30, 2007		342	684	3,113	240	—	(222)	(2)	(5)	3.808

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Condensed Combined and Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2006 and 2007

		June 30,	June 30,	June 30,
	Notes	2006	2007	2007

		(€ millions)	(€ millions)	($ millions)

Net (loss) income		(82)	16	22
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization		524	496	671
Allowance for doubtful accounts	5	5	(5)	(7)
Gain on sales of business interests		—	(2)	(3)
Gain (Loss) on sales of long-term assets		—	(2)	(3)
Equity in earnings of associated companies		(38)	(103)	(139)
Gains on associated company share issuance		(30)	—	—
Stock-based compensation	10	6	4	5
Minority interests		5	5	7
Deferred income taxes	3	23	(9)	(12)
Due to changes in operating assets and liabilities:
Trade accounts receivable	5	(170)	421	569
Inventories	6	(196)	12	16
Other current assets		(27)	1	1
Trade accounts payable	8	88	(27)	(37)
Accrued liabilities		45	(10)	(14)
Other current liabilities		24	(4)	(5)
Other assets and liabilities		(116)	(24)	(32)

Net cash provided by operating activities		61	769	1,039

Cash flows from investing activities:
Purchases of marketable securities available for sale		(168)	(147)	(199)
Proceeds from marketable securities available for sale		—	16	22
Purchases of business interests		(3)	—	—
Proceeds from disposal of business interests and dividends	7	—	27	37
Purchases of intangible assets		(6)	(24)	(32)
Purchases of property, plant and equipment		(571)	(601)	(813)
Proceeds from sales of long-term assets		23	5	7

Net cash used in investing activities		(725)	(724)	(978)

Cash flows from financing activities:
Decrease in short-term debt due Infineon	9	(54)	(344)	(465)
Increase (decrease) in financial payables due related parties	13	(12)	(5)	(7)
Decrease in financial receivables from related parties		—	—	—
Proceeds from issuance of long-term debt	9	44	—	—
Dividend payments to minority shareholders		(5)	(6)	(8)
Investments by and advances from Infineon	1	493	12	16

Net cash provided by (used in) financing activities		466	(343)	(464)

Effect of foreign exchange rate changes on cash and cash equivalents		4	(5)	(7)
Net decrease in cash and cash equivalents		(194)	(303)	(410)
Cash and cash equivalents at beginning of year		632	932	1,260

Cash and cash equivalents at end of period		438	629	850

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation

Description of Business

Qimonda AG and its subsidiaries (collectively, the “Company” or “Qimonda”) is one of the world’s leading suppliers of semiconductor memory products. It designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level. Qimonda has operations, investments and customers located mainly in Europe, Asia and North America. The Company is a majority owned subsidiary of Infineon Technologies AG (“Infineon”). The financial year-end for the Company is September 30.

Formation

Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon (the “Memory Products business”) were contributed to the Company (the “Formation”). In conjunction with the Formation the Company entered into a contribution agreement and various other service agreements with Infineon. In cases where physical contribution (ownership transfer) of assets and liabilities were not feasible or cost effective, the monetary value was transferred in the form of cash or debt.

On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs) under the symbol “QI”. In addition, Infineon sold 6.3 million shares upon exercise of the underwriters’ over-allotment option. As a result, Infineon’s ownership interest in the Company decreased to 85.9%.

At the Formation the Company’s operations in Japan and Korea were initially held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda takes place. The Company’s Korea operations were legally transferred to Qimonda in October 2006. Infineon transferred the Japan operations into a separate legal entity and contributed additional equity of €12 during the three months ended December 31, 2006. In the three months ended June 30, 2007 Infineon transferred the ownership of the Japan entity to Qimonda (see note 18). The Company’s investment in Inotera Memories Inc. (“Inotera”), previously held in trust by Infineon, was transferred to Qimonda in March 2007 (see note 7). The Company’s investments in Advanced Mask Technology Center GmbH & Co. (“AMTC”) and Maskhouse Building Administration GmbH & Co. KG (“BAC”) are intended to be transferred by Infineon after approval by the other shareholders in the venture, although pursuant to the AMTC and BAC limited partnership agreement, such consent may not be unreasonably withheld. The accompanying financial statements include the results of operations of these activities for all periods presented.

  Basis of Presentation

The accompanying condensed combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, the condensed consolidated balance sheet as of September 30, 2006 was derived from audited financial statements and condensed for comparative purposes. In the opinion of management, the accompanying condensed combined and consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed combined and consolidated financial statements should be read in conjunction with the audited combined and consolidated financial statements for the year ended September 30, 2006. The accounting policies applied in preparing the accompanying condensed combined financial statements are consistent with those for the year ended September 30, 2006 (see note 2).

The accompanying combined and consolidated financial statements are presented on a combined basis for periods prior to the Formation and on a consolidated basis for all periods thereafter.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Periods prior to the Formation are presented on a “carve-out” basis and comprise the combined historical financial statements of the transferred Memory Products business assuming that the Company had existed as a separate legal entity. These combined financial statements have been derived from the consolidated financial statements and historical accounting records of Infineon, employing the methods and assumptions set forth below. Substantially all of the assets, liabilities, operations and activities of the Memory Products business are those that comprised the Memory Products segment of Infineon during the financial periods presented prior to the Formation.

All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying balance sheet as of June 30, 2007, and the statements of operations and cash flows for the periods then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.3520, the Federal Reserve noon buying rate on June 29, 2007, the last currency trading day in June 2007.

Statements of Operations

Through the Formation, the combined statements of operations were prepared on a carve-out basis and reflect all revenues and expenses that are attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business specifically identified as pertaining to the Memory Products business were charged or credited directly to it without allocation or apportionment. This is the case for all of the revenues appearing on the combined statements of operations. Operating expenses that Infineon incurred were allocated to the Memory Products business to the extent that they were related and indirectly attributable to it.

In connection with the Formation, the Company entered into several service agreements with Infineon. As a result, costs are no longer allocated after the Formation, but rather charged on the basis of these agreements (see note 13). Allocations from Infineon during April 2006 and the seven months ended April 30, 2006 before the Formation are reflected in the combined statements of operations as follows:

	Three months ended	Nine months ended
	June 30, 2006	June 30, 2006

Cost of goods sold	7	111
Research and development expenses	2	17
Selling, general and administrative expenses	9	75

	18	203

For periods prior to the Formation, the income tax expense reflected in the accompanying combined and consolidated financial statements has been calculated as if the Company had filed separate tax returns for each of the years presented. The Company’s future effective tax rate after the Formation may differ from those indicated in the accompanying condensed combined and consolidated financial statements prior to the Formation.

Investments by and Advances from Infineon

Because a direct ownership relationship did not exist among the various entities comprising the Memory Products business prior to the Formation, Infineon’s investments in and advances to the Memory Products business represent Infineon’s interest in the recorded net assets of the Memory Products business, and are shown as business equity in lieu of shareholder’s equity in the combined financial statements. Prior to the Formation, net income (loss) of the Memory Products business forms part of business equity (investments by and advances from Infineon). Subsequent to the Formation net income (loss) is attributed to retained earnings since the Company exists as a separate legal entity. The effects of equity transactions prior to the Formation are included in “Investments by and advances from Infineon” in the accompanying combined and consolidated financial statements. At the Formation, net investments by and advances from Infineon were contributed to the company as equity, which is reflected as share capital and as additional paid in capital in the accompanying condensed combined and consolidated statement of business/shareholders’ equity. All inter-company transactions, including purchases of inventory, charges

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

and cost allocations for facilities, functions and services performed by Infineon for the Memory Products business are reflected in this amount.

Estimates

The preparation of the accompanying condensed combined and consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from such estimates made by management. In addition, due to the significant relationship between Infineon and the Company, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between the Memory Products business and Infineon may not be the same as those that would have resulted from transactions among unrelated third parties. Management believes that the assumptions underlying the condensed combined and consolidated financial statements are reasonable. However, these transactions, allocations and estimates may not be indicative of actual results that would have been obtained if the Company had operated on a stand-alone basis, nor are they indicative of future transactions or of the expenses or results of operations of the Company. In addition, the process of preparing the condensed combined and consolidated financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’-length relationship where one did not exist at the time. Management believes that it is not practicable to estimate what the actual costs of the Company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of the Memory Products business, management would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the condensed combined and consolidated financial statements.

2.	Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces the Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company adopted SFAS No. 154 on October 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the de-recognition measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for financial years beginning after November 15, 2007, and interim periods within those financial years. SFAS No. 157 is effective for the Company for financial years beginning after October 1, 2008, and interim periods within those financial years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132®”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Recognition Provision of SFAS No. 158 is effective for the Company as of the end of the fiscal year ending September 30, 2007, and the Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €7, an increase in non-current deferred tax assets of €3 and an increase in accumulated other comprehensive loss of €4. The Company does not expect the application of the Measurement Date Provision of SFAS No. 158 annually on September 30 to have a significant impact on its results of operations or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted provided that the entity also early adopts all of the requirements of SFAS No. 157. The Company is currently evaluating whether to elect the option provided for in this standard.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

3.	Income Taxes

Income (loss) before income taxes and minority interests is attributable to the following geographic locations for the three and nine months ended June 30, 2006 and 2007:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Germany	45	(190)	(159)	(86)
Foreign	51	(131)	140	106

Total	96	(321)	(19)	20

Income tax benefit (expense) for the three and nine months ended June 30, 2006 and 2007 is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Current taxes:
Germany	(20)	27	(19)	(9)
Foreign	(2)	50	(16)	—

	(22)	77	(35)	(9)

Deferred taxes:
Germany	(14)	1	(15)	(7)
Foreign	(4)	26	(8)	16

	(18)	27	(23)	9

Income tax (expense) benefit	(40)	104	(58)	—

In the three and nine months ended June 30, 2007, the Company’s effective tax rate was lower than the combined German statutory tax rate of 39%. This resulted from income in jurisdictions with lower than average corporate tax rates, tax credits, and valuation allowances. In the three and nine months ended June 30, 2006, the effective tax rate did not fully reflect the income and loss, respectively, for the period due to deferred tax benefits that could not be recognized, because for certain jurisdictions losses prior to the Formation could not be used to offset taxable income after the Formation.

In July 2007 the German legislature passed the Corporate Tax Reform Act 2008. This bill introduces several changes to the taxation of German business activities, including a reduction of the combined statutory corporate and trade tax rate in Germany from approximately 39% to 30%. If the bill is enacted into law, most of the changes would come into effect for the Company’s 2008 financial year. Upon enactment, which could be during the three months ending September 30, 2007, the Company would record the reduction in value of its deferred tax assets in Germany at that date as tax expense.

In China, as a result of enacted tax reform legislation, a new uniform income tax regime will become effective from January 1, 2008. The Company incorporated these changes in its effective and deferred tax rate which did not have a material impact for the three and nine months ended June 30, 2007.

4.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year.

In connection with the Formation, the ordinary shares outstanding were increased to 300 million owned by Infineon (see note 1). Accordingly, all applicable references to the number of ordinary shares and per share information for periods prior to the Formation have been restated to reflect the 300 million ordinary shares outstanding. On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs).

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The Company did not have any potentially dilutive instruments outstanding for the three and nine months ended June 30, 2006. On November 24, 2006 the Company granted 1.9 million stock options pursuant to the Qimonda Stock Option Plan (see note 10). None of these options were dilutive to EPS for the three and nine months ended June 30, 2007. According to the provisions of FAS 123®the Company accounts for potentially dilutive effects from this stock-based compensation program.

The computation of basic and diluted EPS for the three and nine months ended June 30, 2006 and 2007 is as follows (shares in million):

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Numerator:
Income (loss) available to ordinary shareholders	54	(218)	(82)	16
Denominator:
Weighted-average shares outstanding — basic	300.0	342.0	300.0	342.0
Effect of dilutive instruments	—	—	—	—
Weighted-average shares outstanding — diluted	300.0	342.0	300.0	342.0

Earnings (loss) per share (in euro):
Basic and diluted	0.18	(0.64)	(0.27)	0.05

5.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2006 and June 30, 2007 consist of the following:

	as of	as of
	September 30,	June 30,
	2006	2007

Third party — trade	764	359
Infineon group — trade (note 13)	61	11
Trade accounts receivable, gross	825	370
Allowance for doubtful accounts	(22)	(6)

Trade accounts receivable, net	803	364

6.	Inventories

Inventories at September 30, 2006 and June 30, 2007 consist of the following:

	as of	as of
	September 30,	June 30,
	2006	2007

Raw materials and supplies	54	60
Work-in-process	432	336
Finished goods	136	204

Total inventories	622	600

7.	Long-term Investments

In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon placed the Inotera shares in trust for the Company until the shares could legally be transferred. In March 2007, the Inotera shares (except for a portion representing less than 1% of the total shares) were transferred to Qimonda. The Inotera shares remain subject to Taiwanese lock-up provisions related to the Inotera IPO through January 2008, after which the remaining shares are to be transferred to Qimonda.

If Infineon were to reduce its shareholding in the Company to a minority level before the earlier of the fifth anniversary of the Formation and the achievement of early mass production using 58nm process technology at its manufacturing site in Dresden, the joint venture agreement with Nanya, as amended,

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

could require Qimonda to transfer these Inotera shares to Infineon. The Company agreed with Infineon that, in this event, it would retransfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for Qimonda until they could be retransferred back to the Company.

Hwa-Keng, a Taiwanese company, was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. As a result of the Inotera IPO, Hwa-Keng’s business purpose has been fulfilled and therefore it has been dissolved. The dissolution did not have a significant financial impact on the Company.

The limited partnership agreement relating to AMTC and BAC requires prior written consent from the other partners, AMD and Toppan, before Infineon can assign its partnership interest. In the case of a transfer to an affiliate, such as Qimonda, the consent may not be unreasonably withheld, but the interest must be transferred back to Infineon should Infineon cease to be the majority shareholder. Infineon is currently in the process of negotiating with AMD and Toppan with the goal of reaching an agreement that would allow the Company to retain the interest even if Infineon ceases to be the majority shareholder.

On November 13, 2006 the Company sold its investment in Ramtron through a private placement. As a result of the sale, the Company recorded a gain of €2 as part of other non-operating income during the three months ended December 31, 2006.

8.	Trade Accounts Payable

Trade accounts payable at September 30, 2006 and June 30, 2007 consist of the following:

	as of	as of
	September 30,	June 30,
	2006	2007

Third party — trade	565	549
Infineon group — trade (note 13)	71	54
Associated and Related Companies — trade (note 13)	76	76

Total	712	679

9.	Debt

Debt at September 30, 2006 and June 30, 2007 consists of the following:

	as of	as of
	September 30,	June 30,
	2006	2007

Short-term debt and current maturities:
Loans from Infineon	344	—
Current maturities of long-term debt, weighted average interest rate 4.36%	—	21

Total short-term debt and current maturities	344	21

Long-term debt:
Unsecured term bank loan, rate weighted average interest 4.36%, due 2013	124	103
Notes payable to governmental entity, weighted average interest rate 5.15%, due 2027	27	25

Total long-term debt	151	128

The Company fully repaid its short-term loan from Infineon of €344 during the nine months ended June 30, 2007, of which €48 during the three months ended June 30, 2007.

The Company has a multicurrency revolving loan facility in an aggregate principal amount of €250. As of June 30, 2007, no amounts were outstanding under this facility and the Company was in compliance with the facility’s covenants. The Company can also draw, for short term purposes, on the working capital

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

lines it maintains in several locations in an aggregate amount of €166. There were no amounts outstanding under these facilities as of June 30, 2007.

10.	Stock-based Compensation

  Infineon Stock Option Plans

In periods prior to the Formation, certain of the Company’s employees were granted Infineon stock options as Infineon employees pursuant to Infineon’s stock option plans. The aggregate number of such options outstanding were 11.7 million and 10.0 million (of which 6.5 million and 6.8 million were exercisable) as of June 30, 2006 and June 30, 2007, respectively. If such options are exercised, the employees are to be given Infineon shares in exchange for payment of the exercise price to Infineon. Accordingly, such options do not represent potential dilutive instruments to the Company.

  Fair value disclosures of Infineon Stock Option Plans

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method, and accounts for stock option grants to its employees under the Infineon stock option plans according to the fair value method of SFAS No. 123 (revised 2004) from that date.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not granted stock options to Qimonda employees after March 1, 2006.

The following weighted-average assumptions were used in the Black-Scholes option-pricing model for options granted during the period indicated:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Weighted-average assumptions:
Risk-free interest rate	—	—	3.08%	—
Expected volatility	—	—	43%	—
Dividend yield	—	—	0%	—
Expected life in years	—	—	5.07	—
Weighted-average fair value per option at grant date in euro	—	—	€3.19	—

  Qimonda Stock Option Plan

On November 24, 2006, the Company granted 1,899,200 Qimonda stock options to employees and the management board of the Company. In addition, the supervisory board received 30,000 stock appreciation rights with the same conditions as Qimonda stock options, except that they can only be settled in cash if exercised, which results in their classification as a liability. The option rights may be exercised within six years after their grant, but not before the expiration of a vesting period that will be at least three years from the grant date. The exercise of each option is subject to the condition that the performance of the Company’s ADSs on the New York Stock Exchange exceeds that of the Philadelphia Semiconductor Sector (SOX) Index on at least three consecutive days.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

  Fair value disclosures of Qimonda Stock Option Plan

A summary of the status of the Qimonda Stock Option Plan (SOP) as of June 30, 2007, and changes during the nine months then ended is presented below (options in millions, exercise price in U.S. dollars, fair value in euro):

			Weighted-	Weighted-
		Weighted-	average	average
	Number of	average	remaining life	grant date
	options	exercise price	(in years)	fair value

Outstanding at beginning of period	—	—	—	—
Granted	1.9	$15.97	6.00	€3.23
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—
Outstanding at end of period	1.9	$15.97	5.41	€3.23
Vested during the period	—	—	—	—
Expected to ultimately vest at end of period	1.9	$15.97	5.41	€3.23
Exercisable at end of period	—	—	—	—

The fair value of each option grant is estimated on the grant date using a specific Monte Carlo simulation based option-pricing model. This model accounts for vesting conditions relating to the SOX Index and its impact on fair value. Following the implementation of SFAS No. 123(R), the Company uses a combination of implied and historical volatilities from traded options on the Company’s peer group when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The peer group is a group of publicly listed companies deemed to reflect fundamentals of the Company’s stock. Forfeitures are estimated based on historical experience. The expected life and expected vesting period of options granted are estimated based on the simulation. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option.

The following assumptions were used in the Monte Carlo simulation to determine the fair value of options granted during the period:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Weighted-average assumptions:
Risk-free interest rate	—	—	—	4.62%
Expected volatility, underlying ADS	—	—	—	45%
Expected volatility, SOX Index	—	—	—	29%
Forfeiture rate, per year	—	—	—	3.40%
Dividend yield	—	—	—	0%
Expected life in years	—	—	—	4.62
Weighted-average fair value per option at grant date in euro	—	—	—	€3.23

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

  Stock-Based Compensation Expense

Stock-based compensation expenses for the Infineon and the Qimonda SOP were allocated as follows for the three and nine months ended June 30, 2006 and 2007:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Compensation expense recognized:
Cost of sales	—	—	2	2
Selling, general and administrative expenses	1	—	3	1
Research and development expense	—	1	1	1

Total stock-based compensation expense	1	1	6	4

Related to:
Infineon Stock Options:	1	—	6	3
Qimonda Stock Options:	—	1	—	1

The amount of stock-based compensation cost which was capitalized and remained in inventories during the period ended June 30, 2007 was immaterial. Stock-based compensation expense does not reflect income tax benefits, since stock options are primarily granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a cash flow effect during the nine months ended June 30, 2007, since no exercises of stock options occurred during the period. As of June 30, 2007, for Infineon related stock options there was a total of €4 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 2.75 years, and for Qimonda related stock options there was a total of €4 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 2.41 years.

As noted above, options on Infineon stock do not represent potential dilutive instruments for Qimonda AG and accordingly, they have no impact on diluted earnings (loss) per share (see note 4). The Qimonda stock options did not cause a dilutive effect in the period ended June 30, 2007 (see note 4).

11.	Other Comprehensive Loss

The changes in the components of other comprehensive (loss) income for the three and nine months ended June 30, 2006 and 2007 are as follows:

	Three months ended			Three months ended
	June 30, 2006			June 30, 2007
		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Accumulated other comprehensive (loss) income — beginning of period	(75)	1	(74)	(208)	2	(206)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(22)	—	(22)	(21)	—	(21)
Additional minimum pension liability	(7)	1	(6)	—	—	—
Unrealized income (loss) on securities	2	—	2	(2)	—	(2)

Accumulated other comprehensive (loss) income — end of period	(102)	2	(100)	(231)	2	(229)

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

	Nine months ended			Nine months ended
	June 30, 2006			June 30, 2007
		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Accumulated other comprehensive (loss) income — beginning of period	(68)	1	(67)	(136)	2	(134)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(29)	—	(29)	(90)	—	(90)
Additional minimum pension liability	(7)	1	(6)	—	—	—
Unrealized (loss) income on securities	2	—	2	(5)	—	(5)

Accumulated other comprehensive (loss) income — end of period	(102)	2	(100)	(231)	2	(229)

12.	Supplemental Cash Flow Information

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Cash paid for:
Interest to Infineon	7	—	25	12
Interest to third parties	1	1	3	4
Income taxes	6	16	27	63
Non-cash financing activities:
Distribution to Infineon	—	—	10	—

Effective October 1, 2005 Infineon transferred the development center in France from the Memory Products business to the Logic business of Infineon. The net book value of €10 was reflected as a non-cash reduction to business equity as of October 1, 2005.

13.	Related Parties

The Company has transactions in the normal course of business with Infineon group companies, Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from and sells certain of its products to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up. Contributions by Infineon in connection with the Formation and allocations by Infineon prior to that date are explained in note 1. On April 3, 2006, Siemens disposed of its remaining shareholding in Infineon. Transactions between Qimonda and Siemens subsequent to this date are no longer reflected as Related Party transactions.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Related Party receivables at September 30, 2006 and June 30, 2007 consist of the following:

	As of	As of
	September 30,	June 30,
	2006	2007

Current:
Infineon group — trade (note 5)	61	11
Associated and Related Companies — trade (note 5)	—	—
Associated and Related Companies — financial and other	—	1
Employee receivables	2	2

Total Related Party receivables	63	14

Related Party payables at September 30, 2006 and June 30, 2007 consist of the following:

	As of	As of
	September 30,	June 30,
	2006	2007

Current:
Infineon group — trade (note 8)	71	54
Associated and Related Companies — trade (note 8)	76	76
Infineon group — financial and other	9	—

Total Related Party payables	156	130

Related Party debt at September 30, 2006 and June 30, 2007 consists of the following:

	As of	As of
	September 30,	June 30,
	2006	2007

Short-term debt:
Loans from Infineon (note 9)	344	—

Total Related Party debt	344	—

Transactions with Related Parties during the three and nine months ended June 30, 2006 and 2007, include the following:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Sales to Related Parties:
Siemens group companies	—	—	17	—

Infineon group companies	2	—	2	—

Associated and Related Companies	3	—	3	—

	5	—	22	—

Purchases from Related Parties:
Siemens group companies	—	—	4	—
Infineon group companies	431	78	567	239
Associated and Related Companies	92	118	290	404

	523	196	861	643

Interest income from (expense to) Infineon group companies:
Interest income from Infineon group companies	1	—	8	—
Interest expense to Infineon group companies	(7)	—	(25)	(8)

Purchases from Infineon during the three and nine months ended June 30, 2006 and 2007 principally relate to products purchased from the 200mm front-end manufacturing facility located in Dresden, Germany (the “Dresden 200mm Fab”) and are based on Infineon’s cost plus a margin.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Also included in purchases from Infineon are purchased services under several service agreements entered into with Infineon in conjunction with the Formation. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. Transactions under these agreements subsequent to the Formation during the two months ended June 30, 2006 and during the three and nine months ended June 30, 2007, respectively, are reflected in the accompanying statements of operations as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Cost of goods sold	9	3	9	11
Research and development expenses	2	7	2	22
Selling, general and administrative expenses	4	4	4	13

	15	14	15	46

In connection with the Formation, the Company entered into a global service agreement with Infineon, whereby the parties intend to provide standard support services to one another based on actual costs plus a margin of 3%. The Company and Infineon have also entered into a research and development services agreement for the provision of research and development services between the parties based on actual cost plus a margin of 3%.

Under the master information technology cost sharing agreement, Infineon and the Company generally agree to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agree to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s contribution to those costs. Under the master information technology service agreement, Infineon and the Company agree to provide information technology services to one another. In general, under all of these agreements, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from October 1, 2006 to September 30, 2007 and thereafter as mutually agreed from year to year.

Dresden 200mm Fab

In April 2006, Infineon and Qimonda entered into an agreement for the production of wafers in the Dresden 200mm Fab. Pursuant to the agreement, Infineon has agreed to manufacture certain specified semiconductor memory products at the Dresden 200mm Fab, using the Company’s manufacturing technologies and masks, and to sell them to the Company at fixed prices specified in the agreement. The Company is required under this agreement to pay for idle costs resulting from its purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. The Company is obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for the Company under this agreement. In addition, the Company is required to indemnify Infineon against any intellectual property infringement claims related to the products covered by the agreement. On January 26, 2007 Qimonda and Infineon extended their agreement for the production of wafers in the Dresden 200mm Fab through September 30, 2009.

In addition, in the contribution agreement Infineon and Qimonda agreed to share equally any potential restructuring costs incurred in connection with the ramp down of production in the Dresden 200mm Fab. Restructuring costs may include severance payments and costs relating to lower levels of production in the Dresden 200mm Fab. Although no restructuring plan has been established or is currently anticipated, these costs could be material and adversely affect the Company’s financial condition and results of operations.

14.	Pension Plans

In February 2007, the Company established a uniform Qimonda Pension Plan for Germany (“Domestic plans”) with effect from October 1, 2006. The plan qualifies as a defined benefit plan and, accordingly,

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

the change from the previous defined benefit plans is treated as a plan amendment pursuant to SFAS No. 87. The Company believes that the impact of this pension plan amendment on projected benefit obligations and net periodic pension costs is immaterial. The Company is in the process of measuring the pension obligations on its regular measurement date June 30, 2007 and will report the related effects, if any, in the three months ending September 30, 2007.

In foreign countries the Company’s employees participate in the pension plans of Infineon until they are transferred to the Company’s pension plans (collectively, “Foreign plans”). The pension costs and liabilities included in the accompanying combined and consolidated financial statements and presented below include the portion of the Infineon pension costs and liabilities that relate to the Company’s employees participating in the respective Infineon pension plans.

The components of net periodic pension cost for the three and nine months ended June 30, 2006 and 2007 are as follows:

	Three months ended				Nine months ended
	June 30,				June 30,
	2006		2007		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans	Plans	Plans

Service cost	(1)	—	(1)	—	(4)	(1)	(4)	—
Interest cost	(1)	—	—	—	(2)	—	(2)	—
Expected return on plan assets	—	—	—	—	1	—	1	—

Net periodic pension cost	(2)	—	(1)	—	(5)	(1)	(5)	—

Qimonda contributed €0 and €1, respectively, to fund its pension plans during the three and nine months ended June 30, 2007. During the three and nine months ended June 30, 2006, the Company did not contribute funds to its pension plans for periods prior to the Formation.

15.	Financial Instruments

The Company periodically enters into financial instrument contracts, including foreign currency forward contracts and foreign currency options. The objective of these transactions is to reduce the impact of exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into financial instrument contracts for trading or speculative purposes.

Prior to the Formation, the financial instruments of the Company refer to those financial instruments that were specifically identified with the Memory Products business. Derivative contracts that Infineon entered into for group or corporate purposes were not allocated to the Memory Products business for purposes of the accompanying combined financial statements for periods prior to the Formation, because there was no reasonable allocation basis.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The euro equivalent notional amounts in millions and fair values of the Company’s outstanding foreign exchange derivative and other financial instruments as of September 30, 2006 and June 30, 2007 are as follows:

	As of September 30, 2006		As of June 30, 2007
	Notional		Notional
	amount	Fair value	amount	Fair value

Forward contracts sold:
U.S. dollar	168	(1)	507	4
Japanese yen	26	—	—	—
Forward contracts purchased:
U.S. dollar	17	—	—	—
Japanese yen	22	—	83	(3)
Singapore dollar	3	—	6	—
Malaysian ringgit	5	—	10	—
Other currencies	—	—	2	—
Currency options sold:
U.S. dollar Call	—	—	—	—
U.S. dollar Put	—	—	—	—
Currency options purchased:
U.S. dollar Call	—	—	—	—
U.S. dollar Put	—	—	—	—
Other	94	5	107	16

Fair value, net		4		17

Gains and losses on derivative financial instruments included in determining net income (loss), with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense), for the three and nine months ended June 30, 2006 and 2007 are as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net gains (losses) from foreign currency derivatives and transactions	(11)	(3)	(5)	(11)

16.	Commitments and Contingencies

Contribution from Infineon

These contingencies described below were assigned to the Company pursuant to the contribution agreement entered into between Infineon and the Company in connection with the Formation.

Under the contribution agreement, the Company is required to indemnify Infineon, in whole or in part as specified below, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities Infineon incurs in connection with the matters described below.

The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the Formation date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the settled Tessera litigation (for which the Company has different arrangements), the Company has agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without the Company’s prior consent. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and the Company, but only with respect to the amount by which the total amount payable exceeds the amount of

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

the corresponding accrual that Infineon transferred to the Company at the formation. Infineon has agreed not to settle this lawsuit without the Company’s prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. The Company has agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the recently settled litigation with Tessera.

The Company has further agreed to pay 60% of the total license fees payable by Infineon and the Company to which Infineon and the Company may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the Formation, one of which is still ongoing.

In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific allocation keys with respect to claims or lawsuits arising after the Formation:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products were fully allocated to the Company.

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products were fully allocated to the Company.

Litigation

In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. Infineon has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from Infineon.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.

Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States during a specified time period (the “Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.

In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”). On June 5, 2006, the Court issued an order certifying a direct purchaser class.

In September 2005, Infineon and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court on November 1, 2006 and the court entered final judgment and dismissed the class action claims with prejudice on November 2, 2006. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. In addition to this

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. The Company would also be responsible for this payment. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect to pay any additional amount to the class. The Company has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

On April 28, 2006, Unisys Corporation filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, and therefore their claims are not barred by the Company’s settlement with the Direct U.S. Purchaser Class. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. On April 5, 2007 the court dismissed the initial complaint with leave to amend for failing to give proper notice of its claims. Unisys filed a First Amended Complaint on May 4, 2007. Infineon, its principal U.S. subsidiary, and the other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint on June 4, 2007. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order on April 26, 2007. Between February 28, 2007 and March 8, 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc. and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. As with Unisys and Honeywell, the claims of these plaintiffs are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement before or on October 3, 2006. All four of these cases were filed in the Northern District of California and have been related to the MDL described above. Based upon the Court’s order dismissing portions of the initial Unisys complaint above, the plaintiffs in all four of these opt-out cases decided to file amended complaints on May 4, 2007. On June 4, 2007, Infineon and its principal U.S. subsidiary answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. Also on June 4, 2007, Infineon and its principal U.S. subsidiary, along with its co-defendants filed a joint motion to dismiss certain portions of the DRAM Claims Liquidation Trust amended complaint.

Sixty-four additional cases were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania on May 5, 2005 on behalf of foreign purchasers) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (“the Indirect U.S. Purchaser Class”). The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. On July 31, 2006, plaintiffs filed their opening brief on appeal, and defendants filed their joint opening brief on September 20, 2006. No hearing date has yet been scheduled for the appeal. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct.

Subsequently, twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL - litigation. The California state cases

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court. The plaintiffs in the indirect purchaser cases originated outside California which have not been transferred to the MDL agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial-proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. The court entered an order on June 1, 2007 granting in part and denying in part the defendants’ motions. The order dismissed a large percentage of the indirect purchaser plaintiffs’ claims, and granted leave to amend with regard to claims under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. On June 29, 2007, the indirect plaintiffs filed both a First Amended Complaint, and a motion for leave to file a Second Amended Complaint that attempts to resurrect some of the claims that were dismissed. The defendants’ response to the First Amended Complaint is due on July 30, 2007.

On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On October 23, 2006, the New York case was made part of the MDL proceedings. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. On October 10, 2006 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. A hearing on these motions to dismiss was held on February 7, 2007. The court has not yet ruled on these motions.

In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of such actual fine. Infineon is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised Infineon’s principal U.S. subsidiary that it, its affiliated companies and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. Infineon is cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, a hearing on the certification motion has been scheduled for August 2007. In one Quebec class action, a tentative date for the motion for authorization (certification) has been set for May 2008 (with some possibility of a March 2008 date if the court calendar opens); the other Quebec action has been stayed pending developments in the one that is going forward.

Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as a defendant and one of which is currently the chairman of the Company’s Supervisory Board) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s principal U.S. subsidiary and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. In the contribution agreement the Company entered into with Infineon, the Company agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.

On April 10, 2007, Lin Packaging Technologies, Ltd. (Lin) filed a lawsuit against Infineon Technologies AG, Infineon Technologies North America Corp. and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products were infringing two Lin patents. In May 2007, Lin amended its complaint to include Qimonda AG, Qimonda North America Corp. and Qimonda Richmond LLC. Under the contribution agreement with Infineon, the Company is required to indemnify Infineon for claims (including any related expenses) arising in connection with the aforementioned suit.

Infineon believes these claims are without merit. The Company is currently unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from these actions. If the outcome of these actions is unfavorable or if Infineon incurs substantial legal fees in defending these actions regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class actions and Infineon filed suits against the carriers in December 2005 and August 2006. Infineon’s claims against the D&O insurance carriers were dismissed in November 2006 and May 2007. Infineon filed an appeal against one of these decisions.

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of June 30, 2007, the Company had accrued liabilities in the amount of €114 related to potential liabilities and risks with respect to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions and the Canadian antitrust investigation and litigation described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial condition.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects upon Infineon, and most likely the Company, which would have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interests of the Company, as its deems appropriate. Irrespective of the validity or the successful assertion of the above referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial position and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows at that time.

Other Contingencies

Infineon subsidiaries that were transferred to the Company as part of the Formation have received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2007, a maximum of €443 of these subsidies could be refundable.

The Company has guarantees outstanding to external parties of €128 as of June 30, 2007. Guarantees are mainly issued for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation. The Company also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to its business but that could not be transferred to it for legal, technical or practical reasons.

Contractual Commitments

On April 25, 2007, the Company and SanDisk Corporation entered into an agreement to jointly develop and manufacture multichip packages (“MCPs”) utilizing SanDisk’s NAND flash and controllers and the Company’s low power mobile DRAM. The collaboration targets the need for high capacity, integrated memory solutions for data-intensive mobile applications. This agreement will be executed through a jointly owned company based in Portugal, subject to the fulfillment of certain closing conditions, in particular regulatory approval.

In June 2007 the Company entered into an agreement with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”). Under the terms of this agreement, Qimonda will transfer its 75nm and 58nm DRAM technology to Winbond’s 300mm facility in Taichung, Taiwan. In return, Winbond will manufacture DRAMs for computing applications in these technologies exclusively for Qimonda. The transfer of the 58nm-technology from Qimonda will enable Winbond also to develop and sell respective proprietary specialty memories for which Qimonda will receive license fees and royalties. This new agreement is the extension of the two companies’ existing cooperation which encompasses the transfer and licensing of the Qimonda 110nm, 90nm and 80nm DRAM technologies for Winbond’s production sites.

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

17.	Operating Segment and Geographic Information

The Company has one operating segment, Memory Products, which is also its reportable segment, consistent with the manner in which financial information is internally reported and used by the Chief Operating Decision Maker for purposes of evaluating business performance and allocating resources.

The following is a summary of net sales by geographic area based on the customers’ billing location for the three and nine months ended June 30, 2006 and 2007:

	Three months ended June 30,				Nine months ended June 30,
	2006		2007		2006		2007
	(in millions, except percentages)				(in millions, except percentages)

Germany	74	8%	52	7%	223	9%	212	7%
Rest of Europe	142	14%	65	9%	331	13%	331	11%
North America	406	42%	244	33%	1,078	42%	1,093	38%
Asia/Pacific	312	32%	229	31%	837	32%	898	31%
Japan	43	4%	150	20%	114	4%	363	13%

Total	977	100%	740	100%	2,583	100%	2,897	100%

For practical purposes, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period.

During the three months ended June 30, 2007, the Company recategorized revenues from Europe to North America consistent with the revision of a customer’s billing location according to information reviewed by the Company’s chief operating decision maker (CODM). Prior period amounts have been reclassified to conform to the current period presentation.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the combined and consolidated Company’s business and to evaluate and report performance as part of the Infineon Group. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company in a manner similar to that which management uses to assess and direct the business. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of the Company.

EBIT is determined as follows from the combined and consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net (loss) income	54	(218)	(82)	16
Adjust: Interest expense (income), net	6	(1)	22	(4)
Adjust: Income tax expense (income)	40	(104)	58	—

EBIT	100	(323)	(2)	12

The above EBIT results prior to the Formation differ from the Memory Products segment results previously reported by Infineon, primarily due to allocations of Infineon corporate expenses (reported by Infineon as part of its Corporate and Reconciliation segment), since they arise from corporate directed decisions not within the direct control of segment management, which have been reallocated to the

Qimonda AG and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Company for purposes of preparing the accompanying combined and consolidated financial statements on a stand-alone basis.

18.  Subsequent Events

On July 10, 2007, the motion for class certification in the Indirect U.S. Purchaser Class was filed by the plaintiffs.

On July 17, 2007, the plaintiffs of the securities class actions filed a third amended complaint.

On July 18, 2007, in connection with the transfer of ownership of Qimonda Japan K.K. from Infineon, the capital increase of Qimonda AG was registered with the Commercial Register. The new registered share capital of Qimonda AG amounts to €684,000,002.00 and the Authorized Capital 2006/II is reduced to €239,399,998.00.

SUPPLEMENTARY INFORMATION (UNAUDITED)

Gross and Net Cash Position

Qimonda defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since after its Formation, Qimonda holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of its overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets as of September 30, 2006 and June 30, 2007:

	As of	As of
	September 30,	June 30,
	2006	2007

Cash and cash equivalents	932	629
Marketable securities	138	263

Gross Cash Position	1,070	892
Less: Short-term debt	(344)	(21)
Long-term debt	(151)	(128)

Net Cash Position	575	743

Return on Capital Employed (RoCE)

In addition to EBIT, the Qimonda management committed itself from the 2007 financial year to put focus on measuring the profitability of the Company compared to the capital that has been required. Therefore the financial indicator Return on Capital Employed (“RoCE”) was implemented to measure this performance.

Earnings before interest, Capital Employed and RoCE are non-GAAP financial measures. Reconciliations to the closest GAAP measures net (loss) income, shareholders’ equity, and net (loss) income to shareholders’ equity ratio, respectively, are presented below. Capital Employed is the end period shareholders’ equity less the net cash position. RoCE is calculated as Earnings before Interest (EBI) divided by Capital Employed. Quarterly RoCE calculations are annualized for purposes of this ratio only, which may exceed reported annual earnings and is not indicative of expected earnings in any future period.

RoCE is determined as follows from the condensed consolidated financial statements:

	As of	As of
	September 30,	June 30,
	2006	2007

Shareholder’s Equity	3,871	3,808
Less: Net Cash Position	(575)	(743)

Capital Employed	3,296	3,065

	Three months	Nine months
	ended	ended
	June 30,	June 30,
	2007	2007

Net income	(218)	16
Adjust: Interest income (expense), net	(1)	(4)

Earnings (loss) before Interest	(219)	12

Net income (loss)/Shareholder’s Equity	(23)%	1%
Return on Capital Employed	(29)%	1%

Free Cash Flow

Qimonda defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. We believe the most comparable U.S.

GAAP measure is net cash provided by operating activities. Since we operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from our condensed combined and consolidated statements of cash flows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net cash provided by operating activities	66	45	61	769
Net cash used in investing activities	(257)	(238)	(725)	(724)
Purchases of marketable securities available for sale	168	1	168	147
Proceeds from marketable securities available for sale	—	—	—	(16)

Free cash flow	(23)	(192)	(496)	176

Employees

As of June 30, 2007, Qimonda had 12,974 employees worldwide, including 2,345 engaged in research and development.

Market for ordinary shares

Qimonda AG ordinary shares are traded as American Depository Shares (ADSs) on the New York Stock Exchange under the symbol “QI”.

Financial Calendar

Qimonda plans to announce results for its financial year ending September 30, 2007, on November 9, 2007.

Publication date:
July 27, 2007

Contact information

Qimonda Technologies AG
Investor Relations
Gustav-Heinemann-Ring 123
81739 Munich, Germany

Phone: +49 89 60088-1200
E-Mail: mailto:investor.relations@qimonda.com

Visit http://www.qimonda.com/ for an electronic version of this report and other information.

  Risk Factors

As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies, as well as declines in our share price which may result in impairment charges. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

These and other material risks that we face are described in detail in the “Risk Factors” section of our annual report on Form 20-F for the year ended September 30, 2006, which we have filed with the U.S. Securities and Exchange Commission. A copy of our Form 20-F is available at the Investor Relations section of our website http://www.qimonda.com, as well as on the SEC’s website, http://www.sec.gov. We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

  Forward-looking Statements

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Qimonda’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and any further corporate reorganization measures in that regard. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Form 20-F.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: July 27, 2007	By:	/s/ LOH KIN WAH
Loh Kin Wah
Chief Executive Officer and Chairman of the Management Board

By:	/s/ MICHAEL MAJERUS
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board